News release

Sun Life

Sun Life announces intention to redeem Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures

TORONTO – September 26, 2022 – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its intention to redeem all of the outstanding $400 million principal amount of Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures (the "Debentures") in accordance with the redemption terms attached to the Debentures. The redemption will be funded from existing cash and liquid assets.

The Debentures are redeemable at Sun Life's option on or after November 23, 2022 at a redemption price per Debenture equal to the principal amount together with accrued and unpaid interest to the date of redemption. Sun Life intends to redeem the Debentures on November 23, 2022 (the "Redemption Date"). Notice will be delivered to the holders of the Debentures in accordance with the terms outlined in the trust indenture governing the Debentures.

After the Debentures are redeemed, interest will cease to accrue from and after the Redemption Date and holders of Debentures will not be entitled to exercise any rights as holders other than to receive the redemption price.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2022, Sun Life had total assets under management of C$1.26 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Forward-looking Statements

From time to time, Sun Life makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this release include, without limitation, statements relating to Sun Life's anticipated redemption of the Debentures. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Information about

forward-looking statements and risk factors relating to the Company are set out in our MD&A for the period ended June 30, 2022 and in SLF Inc.'s other annual and interim regulatory filings filed with Canadian securities regulators or furnished to U.S. securities regulators, which are available for review at **www.sedar.com** and **www.sec.gov**, respectively.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Media and Investor Relations contacts:

Rajani Kamath
Associate Vice-President
Corporate Communications
647-515-7514
Rajani.Kamath@sunlife.com

Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Markets
416-979-6496
Yaniv.Bitton@sunlife.com